UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SunEdison Semiconductor Limited

(Name of Issuer)

Ordinary shares, no par value

(Title of Class of Securities)

Y8213L102

(CUSIP Number)

January 20, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8213L102

1.	Names of reporting persons Samsung Electronics Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Republic of Korea
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 1,416,925
	6.	Shared voting power 0
	7.	Sole dispositive power 1,416,925
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 1,416,925
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 3.4% (1)
12.	Type of reporting person (see instructions) CO

(1)	The ownership percentage of the Reporting Person is calculated based on a total of 41,506,175 ordinary shares of the Issuer outstanding immediately following the consummation of the registered offering of ordinary shares of the Issuer by certain selling stockholders, including the Reporting Person, as described in the Prospectus filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, on January 15, 2015.

Item 1.

	(a)	Name of Issuer:
SunEdison Semiconductor Limited
	(b)	Address of Issuer’s Principal Executive Offices:
11 Lorong 3 Toa Payoh, Singapore 319579

Item 2.

	(a)	Name of Person Filing:

Samsung Electronics Co., Ltd.
	(b)	Address of Principal Business Office or, if none, Residence: 129 Samsung-ro, Yeongtong-gu, Suwon-si Gyeonggi-do 443-742, Korea
	(c)	Citizenship: Republic of Korea
	(d)	Title of Class of Securities: Ordinary shares, no par value
	(e)	CUSIP Number: Y8213L102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

1,416,925

	(b)	Percent of class:

3.4% (1)

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 1,416,925

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 1,416,925

(iv) Shared power to dispose or to direct the disposition of 0

(1)	The ownership percentage of the Reporting Person is calculated based on a total of 41,506,175 ordinary shares of the Issuer outstanding immediately following the consummation of the registered offering of ordinary shares of the Issuer by certain selling stockholders, including the Reporting Person, as described in the Prospectus filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, on January 15, 2015.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2015

Samsung Electronics Co., Ltd.

By:	/s/ Deuk Kyu Hwang
	Name:	Deuk Kyu Hwang
	Title:	Executive Vice President